UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Stratus Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

863167201
(CUSIP Number)

GREG LEMPEL
1177 West Loop South, Suite 1625
Houston, Texas 77027
713-482-2196

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,167
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,167
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,167
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,167
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,167
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,167
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,167
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,167
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,167
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,167
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 326,016
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 326,016
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,016*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

* Includes 44,849 Shares owned directly.

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Perry J. Radoff, P.C. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Perry J. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Middle Stump, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Jonathan Kagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,090
	8	SHARED VOTING POWER 3,715
	9	SOLE DISPOSITIVE POWER 72,090
	10	SHARED DISPOSITIVE POWER 3,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,805*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 22,815 Shares owned directly and 3,715 Shares owned directly by Mr. Kagan’s children, which Mr. Kagan may be deemed to beneficially own.

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 863167201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 281,167 Shares owned directly by BLR Partners is approximately $5,617,454, including brokerage commissions.

The Shares directly owned by Mr. B. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 44,849 Shares directly owned by Mr. B. Radoff is approximately $997,482, including brokerage commissions.

The Shares purchased by PJR Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 200,000 Shares owned directly by PJR Plan is approximately $3,478,000, including brokerage commissions.

The Shares purchased by Middle Stump were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 49,275 Shares owned directly by Middle Stump is approximately $779,335, including brokerage commissions.

The Shares purchased by Mr. Kagan were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 26,530 Shares beneficially owned by Mr. Kagan, including the 3,715 Shares directly owned by his children, is approximately $443,513, including brokerage commissions.

The Shares purchased by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 6,000 Shares owned directly by Mr. Schechter is approximately $101,814, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,092,140 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

CUSIP NO. 863167201

A.	BLR Partners

(a)	As of the close of business on October 31, 2016, BLR Partners beneficially owned 281,167 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 281,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 281,167
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 281,167 Shares owned by BLR Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 281,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 281,167
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 281,167 Shares owned by BLR Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 281,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 281,167
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 863167201

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 281,167 Shares owned by BLR Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 281,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 281,167
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 281,167 Shares owned by BLR Partners.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 281,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 281,167
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. B. Radoff

(a)
As of the close of business on October 31, 2016, Mr. B. Radoff directly owned 44,849 Shares. Mr. B. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 281,167 Shares owned by BLR Partners.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 326,016
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 326,016
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. B. Radoff and on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 863167201

G.	PJR Plan

(a)	As of the close of business on October 31, 2016, PJR Plan beneficially owned 200,000 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	PJR Plan has not entered into any transactions in the Shares since the filing of the Schedule 13D.

H.	Mr. P. Radoff

(a)	Mr. P. Radoff, as the trustee of PJR Plan, may be deemed the beneficial owner of the 200,000 Shares owned by PJR Plan.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. P. Radoff has not entered into any transactions in the Shares since the filing of the Schedule 13D.

I.	Middle Stump

(a)	As of the close of business on October 31, 2016, Middle Stump beneficially owned 49,275 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,275
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,275
4. Shared power to dispose or direct the disposition: 0

(c)	Middle Stump has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 863167201

J.	Mr. Kagan

(a)
As of the close of business on October 31, 2016, Mr. Kagan directly owned 22,815 Shares and may be deemed to beneficially own an additional 3,715 Shares directly owned by his children. Mr. Kagan, as the president, sole shareholder and sole director of Middle Stump, may be deemed the beneficial owner of the 49,275 Shares owned by Middle Stump.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,090
2. Shared power to vote or direct vote: 3,715
3. Sole power to dispose or direct the disposition: 72,090
4. Shared power to dispose or direct the disposition: 3,715

(c)	Mr. Kagan has not entered into any transactions in the Shares since the filing of the Schedule 13D.

K.	Mr. Schechter

(a)	As of the close of business on October 31, 2016, Mr. Schechter directly owned 6,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schechter has not entered into any transactions in the Shares since the filing of the Schedule 13D.

An aggregate of 607,821 Shares, constituting approximately 7.5% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 863167201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2016

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP NO. 863167201

Perry J. Radoff, P.C. Profit Sharing Plan

By:	/s/ Perry J. Radoff
	Name:	Perry J. Radoff
	Title:	Trustee

/s/ Perry J. Radoff
Perry J. Radoff

Middle Stump, Inc.

By:	/s/ Jonathan Kagan
	Name:	Jonathan Kagan
	Title:	President and Sole Director

/s/ Jonathan Kagan
Jonathan Kagan

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 863167201

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

7,500	24.4135	10/11/2016
3,468	24.4082	10/21/2016
25,000	24.0775	10/24/2016
24,641	24.0915	10/27/2016
20,871	24.0439	10/28/2016
1,167	24.1589	10/31/2016

BRADLEY L. RADOFF

11,474	24.1764	10/25/2016
8,617	24.1954	10/26/2016
9,246	24.0439	10/28/2016